UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager Documentation & Corporate Secretary Department Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2015 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 12, 2016 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 1, 2016. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”). In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2015 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2015 filed in Japan on June 25, 2015. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering or cessation of the quantitative and qualitative easing program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the economic or monetary policy in the United States. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk”. General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

18.	Risks relating to competitive pressures

Competition in the Japanese financial services industry may intensify as regional financial institutions further integrate and reorganize their operations and Japan Post Holdings Co., Ltd. and its two financial subsidiaries listed their respective shares on the Tokyo Stock Exchange in November 2015. Competition in financial markets outside of Japan are also expected to increase as U.S. and European financial institutions regain their competitive strength, while local financial institutions in Asia grow their business. In addition, recent advances in information and communication technology have allowed non-financial institutions to enter the financial services industry, and such new entrants could become substantial competition to us. The ongoing global financial regulatory reforms may also lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

20.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. In light of the ongoing international discussions on various regulatory standards that could significantly affect banking operations, including the introduction of capital requirements for the interest rate risk for the banking book, revisions to methods of calculating the amount of risk-weighted assets and the review of the credit valuation adjustment risk framework, future regulatory changes and situations arising as a result of such changes may adversely impact our business, financial condition and results of operations. However, the type, nature and extent of the impact of any regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

22.	Risks relating to regulatory capital ratio and other related requirements

(1) Capital ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems” (“Basel III”). Compared to the previous capital adequacy requirements (Basel II), Basel III places greater importance on the quality of capital, and is designed, among other things, to increase capital levels by raising the level of minimum capital ratio requirements and introduce a framework to promote the conservation of capital where dividends and other distributions are constrained when capital levels fall within a prescribed buffer range. Basel III capital adequacy requirements are being introduced in Japan in phases starting in the fiscal year ended March 31, 2013. Since we have international operations, our consolidated capital ratios are subject to the capital requirements applicable to internationally active banks set forth in the capital adequacy guidelines adopted by the Financial Services Agency of Japan for bank holding companies (the Financial Services Agency of Japan Public Notice No. 20 released in 2006). In addition, since our bank subsidiaries, BTMU and Mitsubishi UFJ Trust and Banking Corporation, have international operations, their consolidated and non-consolidated capital ratios are subject to the capital requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the capital adequacy guidelines adopted by the Financial Services Agency of Japan for banks (the Financial Services Agency of Japan Public Notice No. 19 released in 2006).

If our or our subsidiary banks’ capital ratios fall below required levels, the Financial Services Agency of Japan will require us to take a variety of corrective actions, including the suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the capital adequacy rules of various foreign countries, including the United States, and if their capital ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our capital ratios, including the capital ratios of our bank subsidiaries, include:

•	increases in our and our banking subsidiaries’ credit risk assets and expected losses because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2) Regulatory developments

In November 2014, the Financial Stability Board identified us as one of the globally systemically important banks (“G-SIBs”). The banks that are included in the list of G-SIBs will be subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated, and the capital surcharge requirement is expected to be implemented in phases from 2016. As the list of G-SIBs will be updated annually, we may be required to meet the capital surcharge requirement.

(3) Deferred tax assets

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, deferred tax assets can be included as a capital item when calculating capital ratios up to an amount calculable based on Common Equity Tier 1 instrument and reserve items and regulatory adjustment items. If and to the extent the amount of deferred tax assets exceeds this limit and cannot be included in Common Equity Tier 1 capital, our and our banking subsidiaries’ capital ratios can decrease.

(4) Capital raising

Under the capital adequacy guidelines which have been revised in connection with the adoption of Basel III as discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratio could decrease.

(5) Total loss absorbing capacity (TLAC) in resolution

In November 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity, or TLAC, standard for global systematically important banks, or G-SIBs, including us. The standard will require G-SIBs to hold TLAC above a minimum ratio starting in 2019. This standard will be applied in addition to the regulatory capital ratio standard and may have an adverse impact on our business, financial condition and results of operations.

Additional Financial Information for the Nine Months Ended December 31, 2015

1.	“Loans and bills discounted” included the following risk-monitored loans as of the dates indicated:

	(in millions of yen)
	March 31, 2015	December 31, 2015
Loans to bankrupt borrowers	¥23,586	¥55,911
Non-accrual delinquent loans	811,478	769,780
Loans past due for three months or more	51,034	50,685
Restructured loans	653,839	559,081

Total	¥1,539,939	¥1,435,458

Note:

Amounts above are stated before the reduction of allowance for credit losses.

2.	The principal amount of money trusts entrusted to a domestic trust banking subsidiary, for which repayment of the principal to the customers was guaranteed, as of the dates indicated were as follows:

	(in millions of yen)
	March 31, 2015	December 31, 2015
Money trusts	¥1,738,140	¥2,043,380

3.	Guarantee obligations for private placement bonds included in “Securities” (provided in accordance with the Article 2-3 of the “Financial Instruments and Exchange Act”) as of the dates indicated were as follows:

	(in millions of yen)
	March 31, 2015	December 31, 2015
Guarantee obligations for private placement bonds	¥694,302	¥615,421

4.	“Other ordinary income” included the following for the periods indicated:

	(in millions of yen)
	For the nine months ended December 31,
	2014	2015
Equity in earnings of the equity method investees	¥161,578	¥191,355
Gains on sales of equity securities	93,234	85,663

5.	“Other ordinary expenses” included the following for the periods indicated:

	(in millions of yen)
	For the nine months ended December 31,
	2014	2015
Write-offs of loans	¥87,133	¥97,122

6.	“Settlement package” in Extraordinary losses refers to a payment based on a consent agreement entered into between The Bank of Tokyo-Mitsubishi UFJ, Ltd. and the New York State Department of Financial Service in relation to the bank’s voluntary investigation, reporting and other compliance procedures regarding settlement transactions for countries under U.S. economic sanctions.

7.	No quarterly consolidated statements of cash flows have been prepared for those periods. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2014	2015
Depreciation	¥219,398	¥220,014
Amortization of goodwill	12,224	12,569

8.	Capital Stock and Dividends Paid

(1)	For the nine months ended December 31, 2014

(a)	Cash dividends

Cash dividends approved at the shareholders meeting held on June 27, 2014

	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Source of funds
Common stock	¥127,474	¥9	Mar. 31, 2014	Jun. 27, 2014	Retained earnings
Preferred stock - First series of Class 5	8,970	57.5	Mar. 31, 2014	Jun. 27, 2014	Retained earnings
Preferred stock - Class 11	0	2.65	Mar. 31, 2014	Jun. 27, 2014	Retained earnings
Cash dividends approved at the Board of Directors meeting held on November 14, 2014
	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Source of funds
Common stock	¥127,515	¥9	Sep. 30, 2014	Dec. 5, 2014	Retained earnings

(b)	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

Not applicable.

(c)	Material changes in capital stock

In the first quarter ended June 30, 2014, MUFG began to apply the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012) and other relevant standards. As a result, retained earnings decreased by ¥37,224 million as of April 1, 2014.

In the first quarter ended June 30, 2014, MUFG began to apply the “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on September 13, 2013) and other relevant standards. As a result, capital surplus decreased by ¥346,454 million and retained earnings increased by ¥95,134 million as of April 1, 2014.

In addition, MUFG acquired and cancelled the entire first series of class 5 preferred stock on April 1, 2014. As a result, capital surplus decreased by ¥390,000 million.

(2)	For the nine months ended December 31, 2015

(a)	Cash dividends

Cash dividends approved at the shareholders meeting held on June 25, 2015

	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Source of funds
Common stock	¥126,179	¥9	Mar. 31, 2015	Jun. 25, 2015	Retained earnings

Cash dividends approved at the Board of Directors meeting held on November 13, 2015

	Total amount (millions of yen)	Per share amount (yen)	Dividend record date	Effective date	Source of funds
Common stock	¥125,212	¥9	Sep. 30, 2015	Dec. 4, 2015	Retained earnings

(b)	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

Not applicable.

9.	Segment information

For the nine months ended December 31, 2014

(1)	Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income:
From Customers	¥2,949,341	¥502,842	¥348,178	¥337,106	¥122,860	¥4,260,328	¥—	¥4,260,328
From Internal Transactions	40,356	18,164	23,816	24,732	408,355	515,425	(515,425)	—

Total	¥2,989,697	¥521,006	¥371,995	¥361,839	¥531,215	¥4,775,754	¥(515,425)	¥4,260,328

Net Income	640,859	127,097	42,514	45,595	489,499	1,345,568	(418,597)	926,971

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 520,904 million yen and 102,307 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and profits attributable to non-controlling interests.
4.	Net income for “Others” includes 464,313 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the profits attributable to owners of parent in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2014.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries*, respectively, on a consolidated basis.
*	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

For the nine months ended December 31, 2015

(1)	Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

	(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income:
From Customers	¥2,886,964	¥526,875	¥362,932	¥350,363	¥163,828	¥4,290,963	¥—	¥4,290,963
From Internal Transactions	93,477	10,471	9,398	26,418	351,687	491,453	(491,453)	—

Total	¥2,980,442	¥537,346	¥372,330	¥376,781	¥515,515	¥4,782,416	¥(491,453)	¥4,290,963

Net Income	584,049	113,120	33,183	41,642	470,114	1,242,110	(389,831)	852,279

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 528,683 million yen and 138,852 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and profits attributable to non-controlling interests.
4.	Net income for “Others” includes 451,487 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the profits attributable to owners of parent in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2015.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries*, respectively, on a consolidated basis.
*	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

(2)	Changes in Reporting Segments

Starting this nine-month period ended December 31, 2015, a subsidiary engaged in the securities business, which was previously included in the BTMU segment, is included in the MUSHD segment. This subsidiary of BTMU became a subsidiary of MUSHD on April 1, 2015, and is currently managed as part of MUSHD.

In addition, starting this nine-month period ended December 31, 2015, a subsidiary engaged in the asset management business, which was previously included in the MUSHD segment, is included in the MUTB segment. This subsidiary of MUSHD merged with a subsidiary of MUTB on July 1, 2015, and is currently managed as part of MUTB.

The segment information for the nine months ended December 31, 2014 has been restated to reflect the foregoing changes in reporting segments.

10.	Financial instruments and related disclosures

There are no material changes to be disclosed as of December 31, 2015 compared with as of March 31, 2015.

11.	Securities

*1	The following shows those securities as of December 31, 2015 which were deemed material in the management of our group company businesses and that showed material changes as compared to those as of March 31, 2015.

*2	The following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficial interests in trusts in “Monetary claims bought” in addition to “Securities.”

(1)	Available-for-sale securities with fair value

	(in millions of yen)
	March 31, 2015
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,791,373	¥5,721,393	¥2,930,019
Domestic bonds	36,193,843	36,520,219	326,376
Government bonds	33,810,955	34,084,434	273,479
Municipal bonds	182,942	188,316	5,374
Corporate bonds	2,199,945	2,247,468	47,522
Other securities	26,217,853	27,094,657	876,804
Foreign equity securities	132,934	191,401	58,466
Foreign bonds	21,967,649	22,564,990	597,340
Other	4,117,268	4,338,265	220,996

Total	¥65,203,070	¥69,336,270	¥4,133,200

	(in millions of yen)
	December 31, 2015
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,737,210	¥5,714,260	¥2,977,049
Domestic bonds	27,789,305	28,150,506	361,200
Government bonds	25,134,899	25,439,368	304,468
Municipal bonds	333,313	339,021	5,707
Corporate bonds	2,321,092	2,372,116	51,024
Other securities	26,743,178	26,896,166	152,987
Foreign equity securities	130,192	132,617	2,425
Foreign bonds	23,017,390	23,144,892	127,501
Other	3,595,595	3,618,656	23,060

Total	¥57,269,695	¥60,760,933	¥3,491,238

Notes:

1.	Available-for-sale securities with fair value (excluding certain securities of which fair value is extremely difficult to determine) are subject to write-downs when their fair value has been impaired considerably and it is not probable that the value will recover to the acquisition cost as of December 31, 2015 (and March 31, 2015). In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the nine-month period ended December 31, 2015 (and the fiscal year ended March 31, 2015).

“Considerable decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Fair value has declined 30% or more from acquisition cost.

Other issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” mean issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuers” mean issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Likely to become bankrupt issuers” mean issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close monitoring” mean issuers who are financially weak and under close monitoring conducted by MUFG’s subsidiaries. “Other issuers” mean issuers who do not correspond to any of the four categories of issuers mentioned above.

2.	“Difference” included gains of ¥53,487 million and ¥64,406 million for the nine-month period ended December 31, 2015 and for the fiscal year ended March 31, 2015, respectively, which were recognized in profits by applying the fair value hedge accounting.

12.	Money held in trust

The following shows the money held in trust as of December 31, 2015 which was deemed material in the management of our group company businesses and that showed material changes as compared to those as of March 31, 2015.

There was no “Money held in trust” classified as held-to-maturity as of March 31, 2015.

“Money held in trust” classified as held-to-maturity as of December 31, 2015 was as follows:

	(in millions of yen)
	December 31, 2015
	Amount on consolidated balance sheet	Fair value	Difference
Money held in trust classified as held-to-maturity	¥51,292	¥51,475	¥183

13.	Derivatives

The following shows those derivatives as of December 31, 2015 which were deemed material in the management of our group company businesses and that showed material changes as compared to March 31, 2015.

(1)	Currency-related derivatives

		(in millions of yen)
		March 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Currency futures	¥286,541	¥365	¥365
Over-the-counter (“OTC”) transactions	Currency swaps	51,446,610	(22,479)	(22,479)
	Forward contracts on foreign exchange	108,134,400	111,428	111,438
	Currency options	18,016,109	(133,710)	(64,696)

	Total	—	¥(44,396)	¥24,627

Note:

The transactions above are stated at fair value and the related valuation gain (loss) is reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002) (“JICPA Industry Audit Committee Report No. 25”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		December 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Currency futures	¥1,043,786	¥44	¥44
OTC transactions	Currency swaps	57,428,599	(91,333)	(91,333)
	Forward contracts on foreign exchange	119,230,008	130,611	130,611
	Currency options	16,951,682	(109,085)	(27,397)

	Total	—	¥(69,763)	¥11,924

Note:

The transactions above are stated at fair value and the related valuation gain (loss) is reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 and other relevant standards are excluded from the above table.

(2)	Equity-related derivatives

		(in millions of yen)
		March 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Stock index futures	¥889,437	¥11,520	¥11,520
	Stock index options	1,510,167	(21,877)	(43,683)
OTC transactions	OTC securities option transactions	1,213,477	3,811	21,570
	OTC securities index swap transactions	125,439	7,530	7,530
	Forward transactions in OTC securities indexes	21,621	1,249	1,249
	Total return swaps	6,723	(211)	(211)

	Total	—	¥2,021	¥(2,024)

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Stock index futures	¥896,688	¥20,170	¥20,170
	Stock index options	2,427,292	(27,310)	(15,576)
OTC transactions	OTC securities option transactions	1,281,520	7,474	20,566
	OTC securities index swap transactions	226,888	20,432	20,432
	Forward transactions in OTC securities indexes	10,443	(137)	(137)
	Total return swaps	7,298	(227)	(227)

	Total	—	¥20,401	¥45,227

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

(3)	Bond-related derivatives

		(in millions of yen)
		March 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Bond futures	¥1,294,609	¥1,527	¥1,527
	Bond futures options	2,140,893	(28)	(1,087)
OTC transactions	Bond OTC options	411,845	(2,946)	(1,266)
	Bond OTC swaps	341,269	18,316	18,316

	Total	—	¥16,868	¥17,489

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Bond futures	¥1,565,814	¥1,991	¥1,991
	Bond futures options	2,223,413	302	486
OTC transactions	Bond OTC options	463,815	799	1,348
	Bond OTC swaps	474,775	19,195	19,195

	Total	—	¥22,289	¥23,022

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

(4)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Commodity futures	¥145	¥(9)	¥(9)
OTC transactions	Commodity swaps	638,937	247	247
	Commodity options	342,779	(111)	(93)

	Total	—	¥125	¥143

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income.

		(in millions of yen)
		December 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
Transactions listed on exchange	Commodity futures	¥225	¥4	¥4
OTC transactions	Commodity swaps	520,294	1,547	1,547
	Commodity options	259,773	(127)	(126)

	Total	—	¥1,424	¥1,424

Note: The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. (5) Credit-related derivatives
		(in millions of yen)
		March 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
OTC transactions	Credit default options	¥6,864,943	¥(370)	¥(370)
	Total rate of return swaps	17,993	(3,223)	(3,223)

	Total	—	¥(3,593)	¥(3,593)

Note: The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income.
		(in millions of yen)
		December 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
OTC transactions	Credit default options	¥6,231,770	¥6,938	¥6,929
	Total rate of return swaps	11,791	22	22

	Total	—	¥6,961	¥6,952

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income.

(6)	Other derivatives

		(in millions of yen)
		March 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
OTC transactions	Earthquake derivatives	¥69,647	¥—	¥597
	SVF Wrap Products	2,214,874	(0)	(0)
	Other	5,674	408	408

	Total	—	¥408	¥1,005

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. SVF Wrap Products are derivative instruments that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), our consolidated subsidiary, guarantees payment of the principal to the 401(k) investors who invest in Stable Value Fund.

		(in millions of yen)
		December 31, 2015
Classification	Type of transaction	Contract amount	Fair value	Valuation gain (loss)
OTC transactions	Earthquake derivatives	¥70,473	¥707	¥158
	SVF Wrap Products	2,232,194	(2)	(2)
	Other	5,695	662	662

	Total	—	¥1,367	¥818

Note:

The transactions above are stated at fair value, and the related valuation gain (loss) is reported in the consolidated statements of income. SVF Wrap Products are derivative instruments that BTMU guarantees payment of the principal to the 401(k) investors who invest in Stable Value Fund.

14.	Per Share Information

The following shows the bases for the calculation of basic earnings per share and diluted earnings per share for the periods indicated:

	(in yen)
	For the nine months ended December 31,
	2014	2015
Basic earnings per share	¥65.49	¥61.23
Diluted earnings per share	65.19	60.94

	(in millions of yen)
	For the nine months ended December 31,
	2014	2015
Profits attributable to owners of the parent	¥926,971	¥852,279
Profits not attributable to common shareholders	—	—
Profits attributable to owners of the parent related common shares	926,971	852,759

	(in thousands)
	For the nine months ended December 31,
	2014	2015
Average number of common shares during the period	14,152,425	13,918,899

	(in millions of yen)
	For the nine months ended December 31,
	2014	2015
Diluted earnings per share
Adjustment to profits attributable to owners of the parent	¥(3,017)	¥(2,872)
Of which, adjustment related to dilutive shares of consolidated subsidiaries and others	(3,017)	(2,872)

	(in thousands)
	For the nine months ended December 31,
	2014	2015
Increase in common shares	19,052	17,468

	(in millions of yen)
	For the nine months ended December 31,
	2014	2015
Description of antidilutive securities which were not included in the calculation of diluted earnings per share	Subscription rights to shares of affiliates accounted for under the equity method:
	Morgan Stanley	—
	Stock options and others
	• 15 million units as of September 30, 2014

15.	Subsequent Event

Capital and Business Alliance with Security Bank Corporation

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), our consolidated subsidiary, concluded a Subscription Agreement with Security Bank Corporation (Security Bank), a leading commercial bank in the Philippines and established a capital and business alliance (Investment and Partnership) with the bank as of January 14, 2016. BTMU will acquire through a private placement newly issued common shares and preferred shares with voting rights, representing in the aggregate 20.0% of Security Bank’s equity interest on a fully diluted basis, subject to regulatory approvals and conditions precedent, and will appoint 2 directors of Security Bank’s Board of Directors (BOD). Security Bank will become an equity method affiliate.

1.	Outline of Capital Alliance

(1)	Investment Structure:	BTMU will acquire 20.0% (after dilution) of Security Bank’s common shares and preferred shares with voting rights through a private placement of newly issued shares. BTMU will become the second largest shareholder next to Dy Group, the largest shareholder group in Security Bank (a shareholders group led by Mr. Frederick Y. Dy, chairman emeritus of Security Bank) with which BTMU signed a Shareholders Agreement at the same time as the Subscription Agreement. Security Bank will become an equity method affiliate of BTMU.

(2)	Investment Amount:	PHP 36,943 million

(3)	Acquisition Price:	PHP 245 per common share PHP 0.1 per preferred share

(4)	Implementation Date:	The transaction is expected to close during the first half of 2016, subject to regulatory approval and other conditions precedents.

(5)	Board Representation:	BTMU will appoint 2 directors to the Security Bank’s BOD.

2.	Outline of Business Alliance

Leveraging both banks’ expertise and customer bases, BTMU will enhance its services offered to the enlarged customer base in the Philippines through promoting the collaboration in the areas described below:

<Main collaboration areas>

(1)	Work-site business to Japanese corporate employees

(2)	Trade finance

(3)	Project finance

(4)	Reciprocal long-term funding support

(5)	Pursuit of Japan-related business opportunities including large-size projects Japanese corporates are engaged in

(6)	Exchange of knowledge and technological expertise

(7)	Expansion of other collaboration areas between MUFG’s key subsidiaries/affiliates companies, including leasing, securities, and asset management

3.	Overview of Security Bank

(1)	Name:	Security Bank Corporation

(2)	Type of business:	Commercial Bank

(3)	Year of establishment:	1951

(4)	Headquarters:	Manila City, Republic of the Philippines

(5)	Representative:	Mr. Alfonso L. Salcedo, Jr. President and CEO

(6)	Capital Stock:	PHP 6,089 million (as of September 30, 2015)

(7)	Relationship with MUFG and BTMU:	MUFG and BTMU, on one hand, and Security Bank, on the other, do not have any capital, personal or transactional relationships that are required to be disclosed.

(8)	Number of employees:	4,014 (as of December 31, 2014)

(9)	Number of branches:	262 (as of January 13, 2016)

(10)	Financial summary for the fiscal year ended December 31, 2014:

(in millions of PHP)
Gross profit	16,769
Operating income	8,089
Net income attributable to equity holders of the Parent Company	7,163
Total assets	397,198
Total equity	47,957

Notes:

1.	“Operating income” refers to the difference between “Gross profit” and “Operating expenses”.
2.	The above figures are sourced from the Form 17-A of Security Bank filed in the Philippines under the Securities Regulation Code of the Philippines.